UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	3

Management Proxy Circular	4

General Information	4

Proposal One	8

Management Disclosure	9

Financial Statements	17

Signatures	35

2

ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held September 20, 2012

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 20, 2012, beginning at 2:00 p.m. At the meeting, you will be asked to vote on the following matters:

1.	To ratify the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm; and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 20, 2012, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about August 27, 2012. You may examine a list of the shareholders of record as of the close of business on August 20, 2012 for any purpose germane to the meeting subsequent to September 7, 2012 at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada
             August 17, 2012

3

ZIM CORPORATION

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (Common Shares), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 20, 2012 at 2:00 p.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof. The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of Raymond Chabot Grant Thornton as the Company’s independent Auditors. At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about August 27, 2012. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 20, 2012. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q: WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: There is one item of business scheduled to be voted on at the Annual Meeting: the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The Board of Directors recommends that you vote your “FOR” the ratification of the appointment of the independent auditors.

Q: WHAT SHARES CAN I VOTE?

A: You may vote all shares owned by you as of the close of business on August 20, 2012, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

Q: WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A: Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

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Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 20, 2012, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 2:00 p.m. (local Ottawa time). Check-in will begin at 1:30 p.m., and you should allow ample time for the check-in procedures.

Q: HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q: HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting. Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

Q: CAN I CHANGE MY VOTE?

A: You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to John Chapman, Chief Financial Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q: WHO CAN ANSWER MY QUESTIONS?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact Zheling Wang at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 727-1397.

A copy of our Annual Report on Form 20-F for the year ended March 31, 2011 is available on our web site at www.zim.biz and our audited financial statements and required disclosure are included with this proxy statement and, to the extent required by applicable law, is incorporated by reference in this management proxy circular. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact Zheling Wang as described above.

Q: HOW ARE VOTES COUNTED?

A: You may vote “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions). If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q: WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A: Applicable law requires a quorum to conduct business at the meeting. The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 20, 2011 constitutes a quorum.

Q: HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A: 135,460,867 Common Shares were issued and outstanding on August 20, 2011, the Record Date. Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting. Each holder is entitled to one vote in respect of each Common Share held.

5

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A: Each proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

Q: WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q: WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2012, which we anticipate filing by November 23, 2012.

Q: WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A: Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q: WHO WILL COUNT THE VOTES?

A: An inspector or inspectors of election will tabulate the votes. We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

Q: WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A: The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

6

Q: MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A: You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2013 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 19, 2013. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 9, 2013. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q: WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A: The Company expects that the Company’s registered public accounting firm will be represented by John Dervin from Ernst & Young LLP. In addition, the Company expects that Debbie Weinstein or Michael Dunleavy from our Canadian legal counsel, LaBarge Weinstein Professional Corporation, will also be available.

7

PROPOSAL ONE

RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

Raymond Chabot Grant Thornton LLP was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended March 31, 2003, and has audited the Company’s financial statements for seven of the previous nine years. The Audit Committee of our Board of Directors believes that Raymond Chabot Grant Thornton LLP is well qualified and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2013.

Audit Fees and All Other Fees

During the most recent fiscal year, we incurred audit, audit related, tax and other fees with E&Y as follows:

Year ended March 31, 2012
Audit fees	80,218
Audit-related fees(1)	N/A
Tax fees(2)	10,634
All other fees	N/A
Total	90,852

(1) Consisting principally of fees for services related to SEC regulatory filings.

(2) Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

As at June 30, 2012 the complete audit work for 2011 had not been completed and a progress charge of $62,354 was paid to Ernst and Young LLP. All other fees and tax fees will be paid in quarter 2 of 2012 and are expected to be within the amounts approved by the audit committee.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of certain tax and other non-audit related services by ERSNT AND Young LLP (“E&Y), after E&Y provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of E&Y for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by E&Y of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of E&Y. The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees where approved in advance.

The Company anticipates that representatives of E&Y will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF RAYMOND CHABOT GRANT THEORNTON LLP AS THE COMPANY’S AUDITORS FOR THE 2013 FISCAL YEAR.

* * * * *

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Cowpland

President and Chief Executive Officer

Dated: August 17, 2012

8

MANAGEMENT DISCLOSURE

FORWARD-LOOKING INFORMATION

This Shareholder Report contains forward-looking statements regarding our business, financial condition, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Related to Our Business" as well as those discussed elsewhere in this Shareholder Report. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Shareholder Report. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Shareholder Report, other than as required by law.

For additional information regarding ZIM please refer to our Annual Report on Form 20-F available on our web site at www.zim.biz .

RISKS RELATED TO OUR BUSINESS

BECAUSE THE REVENUE AND INCOME POTENTIAL OF OUR BUSINESS AND MARKETS ARE UNPROVEN, WE CANNOT PREDICT WHETHER WE WILL MEET INTERNAL OR EXTERNAL EXPECTATIONS OF FUTURE PERFORMANCE.

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

• Offer competitive pricing for our services;

• Offer new and innovative mobile products;

• Maintain our current relationships and develop new strategic relationships;

• Attract and retain qualified employees;

• Maintain our current customer and user base of our IDE software; and

• Offer new and innovative upgrades to our IDE software.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2012 of $1,762,171 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal 2013. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors; including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

WE HAVE CONTRACTED WITH THIRD PARTIES TO PROVIDE MOBILE CONTENT FOR OUR ACQUIRED INTERNET PORTALS AND WE MAY LOSE USERS AND REVENUE IF THESE ARRANGEMENTS ARE TERMINATED.

We have arrangements with a number of third parties to provide mobile content to our subscriber base. Although no single third party service provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful mobile content, or if a large number of our existing relationships are terminated, we could lose customers and our content may become less desirable.

WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile and database industries, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our quarterly operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; and industry regulation. As a result of these and other factors, you should not place undue reliance on quarter-to-quarter comparisons of our operating results as indicators of likely future performance.

9

WE MAY NOT BE ABLE TO ADAPT QUICKLY ENOUGH TO TECHNOLOGICAL CHANGE AND CHANGING CUSTOMER REQUIREMENTS, THEREBY LOSING SALES.

If we are unable to adapt to the rapid changes in technology and customer needs that are inherent to technology based industries, we may lose sales and fail to grow. In order to meet these rapid changes, we will have to effectively integrate new wireless and data technologies, continue to develop our technologies and technical expertise and respond to changing customer needs.

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR. JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland, Mr. Stechyson or other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2012, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing SMS products, in 2004 through to fiscal 2007 we focused on our SMS aggregation services. From fiscal 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

WE OPERATE IN NEW AND RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in new and rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after content; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors. If we do not effectively address the risks we face, we may not achieve profitability.

WE DEPEND ON THIRD PARTIES FOR CONTENT FOR OUR MOBILE CONTENT SITE AND THE LOSS OF ACCESS TO OR INCREASED COST OF THIS CONTENT COULD CAUSE US TO REDUCE OUR PRODUCT OFFERINGS TO CUSTOMERS AND COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS.

Advanced Internet Inc. (“AIS”) has the right to acquire content from numerous third-party content providers, and our future success with AIS is highly dependent upon our ability to maintain these relationships and enter into new relationships with other content providers.

We may license content under various arrangements that could require us to pay usage or fixed monthly fees or revenue sharing for the use of the content. In the future, some of our content providers may not give us access to important content or may increase the royalties, fees or percentages that they charge us for their content, which could have a negative impact on our net earnings. If we fail to enter into or maintain satisfactory arrangements with these content providers, our ability to provide a variety of products and services to our customers could be severely limited, thus harming our operating results.

IF WE ARE UNABLE TO MANAGE THE INTEGRATION OF ANY ACQUIRED BUSINESSES, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

A failure to effectively manage the integration of any acquisitions we may make may adversely affect our business and financial condition. Any acquisition that we make will place significant demand on management, technical and other resources.

WE HAVE AFFILIATED SHAREHOLDERS WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR SHAREHOLDERS AND WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

The beneficial ownership of our Chief Executive Officer and related parties is approximately 58.8%. As a result; they are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE CONTENT AND SERVICES MARKETS COULD PREVENT US FROM INCREASING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for mobile content sales and applications depends on our ability to sell our content and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

10

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

The mobile industry has experienced substantial consolidation. We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

•	our distribution partners could acquire or be acquired by one of our competitors and terminate their relationship with us;
•	our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms;
•	competitors could improve their competitive positions through strategic acquisitions; and
•	companies from whom we acquire content could acquire or be acquired by one of our competitors and stop licensing content to us, or gain additional negotiating leverage in their relationships with us.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	69	President, Chief Executive Officer, and Director
John Chapman	48	Chief Financial Officer / Consultant
Steven Houck	42	Director
James Stechyson	47	Director
Donald Gibbs	66	Director

Michael Cowpland has served as our President Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Masters in Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario.

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Until recently, Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market. Prior to working at VMware Steve was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001. From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a leading global provider of audio conferencing solutions used by thousands of organizations worldwide. From 1990 to September 2002, he was the Founder and President of OM Video, Inc., a hardware sales and systems integrator of professional audio/visual technology based in Ottawa, Canada. OM Video was acquired by ClearOne Communications in 2002.

Donald R Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is presently Chief Executive Officer of AirIQ. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a Certified Management Accountant.

EMPLOYEES

As at March 31, 2012, we had 12 full-time employees, with 4 employees in selling, general and administration and 8 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

Of these employees, 10 are based in Ottawa, Canada and two are based in Sao Paulo, Brazil.

11

COMMITTEES OF THE BOARD OF DIRECTORS

We have an Audit Committee and a Compensation Committee. ZIM does not have a Nominating Committee. In the absence of such a committee, the Board as a whole considers individuals to recommend to the Board for inclusion among management's nominees and considers corporate governance issues. The Board will consider director candidates recommended by shareholders of the Company if the name and qualifications of such candidates are presented to the Board in a timely manner. The membership term for Board and Board Committee members is 3 years.

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2012.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. Mr. Houck is an independent director and both Mr. Houck and Mr. Stechyson have held senior level management positions governing compensation. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2012.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in From 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including without limitation our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy

We design all of our compensation programs to retain and as necessary attract key employees who are motivated to achieve growth in technology. Our program has been kept simple due to the size of our staff and our lack of performance measurements. Our programs are designed to reward performance based on team and individual performances. Due to the size of our organization, our executive compensation programs impact all employees because these programs help establish expectations for our general approach to rewards. The Company encourages our business leaders to work together to create a high performance environment that is reinforced by constant attention to individual’s goals and expectations. We believe that the performance of the executives in managing our company should be considered in light of general economic and specific company, industry and competitive conditions. We believe that our compensation programs for our executives should reflect our success as a management team and in attaining an increased value for shareholders. We also believe that individual performance should be evaluated annually and considered in compensation decisions.

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs. Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2010, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

Due to the size of the organization, the Compensation Committee is aware of all the elements of each executive’s total compensation over each of the past three years, as well as a comparison to the compensation of other executive officers in an appropriate market comparison group. Typically, our Chief Executive Officer recommends compensation changes with respect to the executive officers who report to him. The Chief Executive Officer has no salary so there have been no compensation recommendations to the compensation committee with respect to him. All option grants to the executives in the organization are approved by our Board of Directors at the time of grant. The Compensation Committee has the authority to accept or adjust any recommendations.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

• performance in the previous year;

• difficulty of achieving desired results in the coming year;

• value of their unique skills and capabilities to performance of the Company;

• performance of their general management responsibilities; and

• contribution as a member of the management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing stock option incentives to maximize long-term value for our Company.

12

Base Salary and Bonus

It is the goal of the Compensation Committee to establish salary compensation for our executive officers based on our comparable peer companies. We believe that this gives us the opportunity to attract and retain appropriate managerial employees both at the senior executive level and below.

Management incentive plans for our Vice President of Sales and our Vice President of Business Development were changed in fiscal 2009. Their base salary was reduced by $50,000 per year in Canadian funds and incentive compensation was established to allow them to earn up to $70,000 per year in Canadian funds. For the fiscal year ended March 31, 2009, ZIM retained the management team by offering stock options and through the personal commitment of the team.

Equity Incentives

A significant goal of our compensation is to afford our executives (and employees) an opportunity to participate in our performance through stock option grants. The Compensation Committee considers factors such as the ability for the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company’s Shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of equity incentives paid to an individual is based on the individual’s overall experience, responsibility, performance and base salary. Factors also considered are the equity incentives offered for similar positions in the high tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

Perquisites

We limit the perquisites that we make available to our executive officers. Our executives are not entitled to any benefits that are not otherwise available to all of our employees.

Post-Employment Compensation

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our registered retirement savings plan.

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and Chief Financial Officer of ZIM for services rendered for the fiscal year ended March 31, 2012. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2012. Michael Cowpland received $1,001 of option awards as compensation for his position as a director. John Chapman is not a director of the company.

Name and principal position	Year	Salary / Consulting Payments ($)	Option Awards ($)(1)	Common Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2010 2011 2012	- - -	67,326 7,931 2,001	15,504 50,000 -	82,830 57,931 2,001
John Chapman, Chief Financial Officer (CHAPMAN CFO Resources Inc.)	2010 2011 2012	45,824 46,952 38,799	- 13,657 10,244	- - -	45,824 60,609 49,043

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2010, March 31, 2011, and March 31, 2012 respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

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Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Michael Cowpland, President and Chief Executive Officer
	1,400,000	Nil	0.0021	21-Jul-12
	133,340	Nil	0.0040	12-Aug-12
	62,503	Nil	0.0040	12-Aug-12
	726,702	Nil	0.0190	19-Nov-12
	6,667	Nil	0.0190	19-Nov-12
	406,650	Nil	0.0100	19-Feb-13
	5,710,000	Nil	0.0100	19-Feb-13
	47,500	Nil	0.0100	25-Jul-13
	95,000	Nil	0.0100	25-Jul-13
	100,000	Nil	0.0100	25-Jul-13
	326,683	Nil	0.0200	21-Sept-13
	66,667	Nil	0.0200	17-Nov-13
	10,000	Nil	0.0100	12-Dec-13
	263,333	Nil	0.0100	17-Feb-14
	200,000	Nil	0.0100	17-Feb-14
	130,000	Nil	0.0100	22-Feb-14
	120,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	22-Feb-14
	100,000	Nil	0.0100	20-Nov-14
	100,000	Nil	0.0090	22-Feb-15
John Chapman (CHAPMAN CFO Resources Inc.) Chief Financial Officer
	135,938	Nil	0.020	21-Sept-13
	60,938	Nil	0.020	17-Nov-13
	202,500	Nil	0.020	17-Nov-13
	421,875	Nil	0.010	12-Dec-13
	153,125	Nil	0.010	17-Feb-14
	660,938	Nil	0.010	17-Feb-14
	100,000	Nil	0.010	22-Feb-14
	157,031	Nil	0.010	2-Mar-14
	351,563	Nil	0.010	16-Aug-14
	421,875	Nil	0.010	16-Aug-14
	332,813	Nil	0.010	16-Aug-14
	441,406	Nil	0.010	16-Aug-14
	460,938	Nil	0.010	16-Aug-14

All options above vested immediately upon option grant. All options are granted three years prior to the expiry date.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 200,000 stock options to purchase common shares at fair market value at date of the option grant. In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2012.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	1,001	-	1,001
James Stechyson	10,956	-	10,956
Donald Gibbs	1,001	-	1,001

(1) Represents the compensation expense incurred by the Company for the years ended March 31, 2012, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s Financial Statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

14

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

ZIM established the Employee Stock Option Plan, which was approved by our shareholders on November 19, 2003, to promote the interests of the Company and our shareholders by using investment interests in the Company to attract, retain and motivate our directors, officers, employees and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's shareholders.

Securities authorized for issuance under equity compensation plans at March 31, 2012 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	20,027,985(1)	0.009	5,960,015
Equity compensation plans not approved by security holders	6,010,000(2)	0.010	NIL
Total	26,037,985	0.009	5,960,015

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

(2)

Represents ZIM common shares issuable upon the exercise of options outstanding and issued outside of ZIM's Employee Stock Option Plan to officers, directors and advisory Board members. During the period from October 13, 2000 to June 25, 2001, ZIM issued an aggregate of 8,285,000 options outside of the Employee Stock Option Plan. Of these options, 145,000 were exercised in the ten months ended March 31, 2004 and 2,030,000 options were cancelled in the fiscal periods ended March 31, 2005 and 2004. The remaining options expired on February 5, 2007 but were reissued with an expiry date of February 19, 2010. They were reissued again in 2010 and have a new expiry date of February 18, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of June 28, 2012, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

• each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;

• each director and executive officer of ZIM Corporation; and

• all directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 28, 2012. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland	234 Perley Court, Ottawa, Ontario	President and CEO	79,875,036	58.9%

James Stechyson	5597 Goddard Street Manotick, Ontario	Director	23,240,000	17.4%

Advanced Telecom Services	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	10,000,000	8.0%

John Chapman (CHAPMAN CFO Resources Inc.)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	3,900,940	3.0%

Steven Houck	401 Hillview Avenue, Palo Alto, CA 94304	Director	810,000	0.6%

Donald Gibbs	5 Reaney Court, Kanata, Ontario, Canada, K2K 1W7	Director	810,000	0.6%

15

All directors and executive officers as a group (5 persons) hold 108,635,976 common shares, which totals 72.9% of ownership.

Applicable percentage of ownership is based upon 125,460,867 common shares outstanding as of June 24, 2012, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 28, 2012 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 56,357,468 common shares owned directly by Dr. Cowpland and 10,205,045 common shares under options, which are currently exercisable or are exercisable within 60 days of June 28, 2012. In addition, Dr. Cowpland’s ownership includes 4,518,728 common shares owned by Dr. Cowpland's spouse and 8,793,795 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 15,450,000 common shares. 450,000 are owned directly by Mr. Stechyson and 15,000,000 are owned by a company controlled by Mr. Stechyson. 7,790,000 common shares, which he has a right to acquire under stock options are currently exercisable or are exercisable within 60 days of June 28, 2012.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 10,000,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 3,900,940 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012. The options assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012.

(6)	The beneficial ownership of Donald Gibbs consists of 810,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 28, 2012

16

FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation as of March 31, 2012 and March 31, 2011, the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended March 31, 2012 and March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements as at March 31, 2010 and for the year ended March 31, 2010 were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) by other auditors who expressed an opinion without reservation on those statements in their report dated June 24, 2010.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZIM Corporation as of March 31, 2012 and March 31, 2011, and the consolidated results of its operations and its cash flows for the years ended March 31, 2012 and March 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP

Ernst and Young LLP

Ottawa, Canada

July 19, 2012

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

We have audited the accompanying consolidated balance sheets of ZIM Corporation and subsidiaries as of March 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZIM Corporation and subsidiaries as of March 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Ottawa, Canada

July 19, 2010

17

ZIM Corporation
Consolidated Statements of Operations
(Expressed in US dollars)

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Revenue
Mobile	179,184	280,339	320,784
Software	473,448	394,366
Software Maintenance and Consulting	1,205,908	1,335,066	1,276,681
Total revenue	1,858,540	2,009,771	1,597,465

Operating expenses
Cost of revenue	158,380	261,437	178,462
Selling, general and administrative	1,054,197	1,114,610	1,047,627
Research and development	604,169	629,258	482,629
Amortization of intangible assets	10,885	4,251	-
Total operating expenses	1,827,631	2,009,556	1,708,718

Income (loss) from operations	30,909	215	(111,253)

Other income:
Gain on disposition of assets	-	-	43
Gain on settlement	-	-	171,400
Interest income, net	124,381	108,278	30,615
Total other income	124,381	108,278	202,058

Income before income taxes	155,290	108,493	90,805
Income tax benefit	295,759	258,304	213,962
Net income	451,049	366,797	304,767

Basic and diluted income per share	0.004	0.003	0.003

Weighted average number of shares outstanding	125,460,867	123,125,251	113,132,100

The accompanying notes are an integral part of these consolidated financial statements.

18

ZIM Corporation

Consolidated Statements of Sharesholders' Equity

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2009	105,460,867	19,131,789	2,645,585	(21,235,095)	234,911	777,190

Shares issued on debt conversion	10,000,000	31,007				31,007

Stock options granted			81,177			81,177

Comprehensive income

Net income				304,767

Cumulative translation adjustment					232,407

Total comprehensive income						537,174

Balance as at March 31, 2010	115,460,867	19,162,796	2,726,762	(20,930,327)	467,317	1,426,548

Shares issued in lieu of compensation	10,000,000	100,000				100,000

Stock options granted			71,513			71,513

Comprehensive income

Net income				366,797

Cumulative translation adjustment					132,291

Total comprehensive income						499,088

Balance as at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

 The accompanying notes are an integral part of the consolidated financial statements.

19

ZIM Corporation

Consolidated Statements of Sharesholders' Equity (Continued)

(Expressed in US dollars)

	Number of common shares issued	Common shares	Additional paid- in-capital	Accumulated Deficit	Accumulated other comprehensive income	Total shareholders' equity
		$	$	$	$	$
Balance a at March 31, 2011	125,460,867	19,262,796	2,798,275	(20,563,530)	599,608	2,097,149

Shares issued in lieu of compensation

Stock options granted			27,296			27,296

Comprehensive income

Net income				451,049

Cumulative translation adjustment					(165,794)

Total comprehensive income						285,255

Balance as at March 31, 2012	125,460,867	19,262,796	2,825,571	(20,112,481)	433,814	2,409,700

The accompanying notes are an integral part of the consolidated financial statements.

20

ZIM Corporation
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
OPERATING ACTIVITIES
Net income	451,049	366,797	304,767
Items not involving cash:
Depreciation of property and equipment	14,986	37,943	51,038
Amortization of intangible asset	10,885	4,251	—
Gain on disposition of assets	—	—	(43)
Stock-based compensation	27,296	171,513	112,184
Changes in operating working capital:
Decrease (increase) in accounts receivable	(72,867)	106,015	(67,630)
Decrease (increase) in investment tax credits	13,376	(36,861)	(16,160)
Increase in other tax credits	12,383	(53,107)	—
Decrease (increase) in prepaid expenses	9,429	10,441	(359)
(Increase) in long term deposits	—	(9,722)	—
Increase (decrease) in accounts payable	(7,184)	4,116	9,526
Increase (decrease) in accrued liabilities	(35,947)	41,776	791
Increase (decrease) in deferred revenue	(70,371)	(73,554)	23,481
Cash flows provided by operating activities	353,461	569,608	417,595
INVESTING ACTIVITIES
Purchase of property and equipment	(9,977)	(10,978)	(6,117)
Proceeds on sale of assets	—	—	43
Purchase of intangible asset	—	(51,451)	—
Purchase of investment	(187,367)	(10,290)	(95,147)
Cash flows used in investing activities	(197,344)	(72,719)	(101,221)
FINANCING ACTIVITIES
Proceeds from loan from related party	—	—	—
Cash flows provided by financing activities	—	—	—
Effect of changes in exchange rates on cash	(164,936)	113,220	204,293
Increase in cash and cash equivalents	(8,819)	610,109	520,667
Cash and cash equivalents, beginning of year	1,770,990	1,160,881	640,214
Cash and cash equivalents, end of year	1,762,171	1,770,990	1,160,881

The accompanying notes are an integral part of the consolidated financial statements.

21

ZIM Corporation Consolidated Balance Sheets
(Expressed in US dollars)

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	1,762,171	1,770,990	1,160,881
Accounts receivable, net	191,296	118,429	224,444
Investment tax credits receivable	259,720	273,096	236,235
Other tax credits	40,724	53,107	—
Prepaid expenses	25,198	34,627	45,068
	2,279,109	2,250,249	1,666,628

Long term deposits	9,722	9,722	—
Investments	300,557	113,190	95,147
Intangible assets	35,031	47,200	—
Property and equipment, net	33,871	38,880	65,844
	2,658,290	2,459,241	1,827,619
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	23,790	30,974	26,858
Accrued liabilities	53,386	89,333	47,557
Deferred revenue	171,414	241,785	315,339
	248,590	362,092	389,754
Deferred rent	—	—	11,317

Commitments and contingencies [note 19]

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable by the holder for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at March 31, 2012 and 2011.	—	—	—
Common shares, no par value, Unlimited authorized shares; 125,460,867 shares issued and outstanding as at March 31, 2012 and 125,460,867 shares as at March 31, 2011.	19,262,796	19,262,796	19,162,796
Additional paid-in capital	2,825,571	2,798,275	2,726,762
Accumulated deficit	(20,112,481)	(20,563,530)	(20,930,327)
Accumulated other comprehensive income	433,814	599,608	467,317
	2,409,700	2,097,149	1,426,548
	2,658,290	2,459,241	1,827,619

 The accompanying notes are an integral part of the consolidated financial statements.

22

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software. ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications. The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products. Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users. In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (“ITTF”) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, expected useful life of property and equipment, the fair value calculation with respect to the stock options, and the accrued accounts receivable and accrued accounts payable related to our premium SMS business. Actual results may differ from those estimates.

COMPREHENSIVE INCOME

Comprehensive income includes net income and other comprehensive income ("OCI"). OCI refers to changes in net assets from transactions and other events and circumstances other than transactions with shareholders. These changes are recorded directly as a separate component of shareholders' equity and excluded from net income. The only other comprehensive income item for the Company relates to foreign currency translation adjustments relating to the translation of the financial statements from their functional currency into the reporting currency.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration accounts in the period of recovery.

23

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS and other content applications and services. The Company presents revenues net of sales tax and other related taxes.

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases maintenance in conjunction with the software.

The Company recognizes revenue pursuant to the requirements of the ASC 985-605 "Software Revenue Recognition". Revenue is recognized using the residual method when Vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any. The separate elements of the arrangements are considered to be separate units of accounting.

Under ASC 958-605, revenue is recognized when the following four criteria have been met:

• persuasive evidence of an arrangement exists;

• delivery has occurred;

• the fee is fixed and determinable; and

• collectability is probable.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts. If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that the collectability is not probable, revenue is deferred until payment is received.

Collectability is assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software has occurred once the customer has accepted the product or has been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements.

In general, credit terms of 30 days are extended to customers with a small number of customers receiving extended payment terms based on the long standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Revenues from the Company’s mobile segment are derived principally from providing aggregation services and from their mobile content portals.

Aggregation services. Aggregation services occur when ZIM sends messages from its customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third party mobile operators or other aggregators directly for the transmission of the messages. Net revenues are recognized in the month in which the service is performed, provided no significant ZIM obligations remain. ZIM relies on a number of mobile network operators and other aggregators globally to deliver its services. Generally, (i) within 15 to 45 days after the end of each month, ZIM receives a statement from each of the operators or aggregators confirming the amount of charges billed to that operator's mobile phone users and (ii) within 30 to 90 days after delivering a monthly statement, each operator or aggregator remits the fees for the month to ZIM. ZIM arranges to pay the mobile content provider a set amount per message under a revenue sharing arrangement. ZIM nets this revenue share fee against the revenue it receives from the mobile operators in accordance with ASC 605.

Revenues are recorded on a net basis as the mobile content provider is the primary obligor in the transaction as they manage and market the content, which ZIM then distributes. ZIM’s role within the transaction is limited to providing transportation and a billing mechanism for the mobile content provider.

Mobile content portals. On April 1, 2006 ZIM acquired two internet portals offering mobile content. Consumers are able to download ring tones and wallpapers directly from the internet sites to their mobile phones. The majority of consumers choose to pay for the content with their credit card with the balance of consumers paying through the use of a premium message. If they use a premium message to pay for their content, the charge is paid on their cell phone bill.

Revenues from all sales are recorded on a gross basis as ZIM manages and markets the content ZIM distributes. Revenue on mobile content is recognized at the point of sale, when the customer purchases content from the websites.

24

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to research, design and development of products and applications are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products has substantially coincided. The Company has not capitalized any software development costs since such costs have not been significant.

ADVERTISING

Advertising costs are expensed as incurred. Advertising costs amounted to $NIL for the year ended March 31, 2012 ($NIL for the year ended March 31, 2010, $NIL for the year ended March 31, 2009).

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the US dollar and the functional currency is the Canadian dollar for ZIM Corporation, US Dollar for AIS and Brazilian Reals for ZIM do Brazil .

The accounts of the Company's subsidiaries that are recorded in the Company's functional currency, the Canadian dollar, remeasure their foreign currency transactions as follows: gains or losses from foreign currency transactions such as those resulting from the settlement of receivables or payables denominated in foreign currency, are remeasured at the weighted average exchange rates for the period and are included in the statement of operations of the current period. For the years ended March 31, 2012, 2011, and 2010, the Company recognized a foreign exchange loss of $4,064 a foreign exchange loss of $1,914, and a foreign exchange loss of $27,167, respectively, in the accompanying consolidated statements of operations in the selling, general and administration line.

The translation of the Company's financial statements from the functional currency to its reporting currency is performed as follows: all assets and liabilities are translated into US dollars at the rate of exchange in effect at the balance sheet date. Equity transactions are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flow amounts are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in other comprehensive income in shareholders' equity. The translation adjustments did not result in a tax impact.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

The Company qualifies for scientific research and development expenditures. Refundable investment tax credits are recorded as a reduction of income tax expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year can be used to offset income taxes in future years.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. This method is used to determine the dilutive effect of common shares. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

STOCK OPTIONS AND GRANTS

ZIM utilizes the provisions of ASC 718 and ASC 505 to account for stock-based awards granted to employees and consultants, respectively. ASC 718 requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. Under ASC 505, stock-based awards granted to consultants are measured at fair value and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model. The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends. The weighted average assumptions used in the computations are as follows:

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Risk-free interest rates	0.31%	1.00%	0.93%
Expected volatility	78%	120%	207%
Dividend yield	—	—	—
Expected life of options (years)	3.0	2.5	2.0

25

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	40%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

LEASES

Leases are classified as either capital or operating in nature. Capital leases are those that substantially transfer the benefits and risks of ownership to the Company. Assets acquired under capital leases are amortized at the same rates as those described for property and equipment. Obligations recorded under capital leases are reduced by the principal portion of lease payments. The imputed interest portion of lease payments is charged to expense. Operating leases are expensed as incurred.

IMPAIRMENT OF PROPERTY AND EQUIPMENT

Property and equipment is tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. ASC 360-10-35 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. Under the provisions of ASC 360-10-35, the Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

INTANGIBLE ASSETS

Intangible assets that are determined to have finite lives are amortized on the straight-line method over their estimated useful lives, which is 60 months. Intangible assets are tested for impairment when evidence of a decline in value exists, and adjustments to estimated fair value are made if the asset is impaired. ASC 360-10-35 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that, whenever events and circumstances indicate that the Company may not be able to recover the net book value of its productive assets, that the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. Under the provisions of ASC 360-10-35, the Company reviewed its intangible assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2010-13:

In April, 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s equity securities trade. That currency may differ from the entity’s functional currency and from the payroll currency of the employee receiving the option. The guidance requires equity treatment for share-based payment awards that have an exercise price denominated in the currency of the market in which a substantial portion of the company’s equity shares trade, assuming all other criteria for equity classification are met. The final consensus is consistent with the guidance in the proposed ASU on this Issue, except that it clarifies that an entity cannot choose to account for such awards as a liability if the award otherwise qualifies for equity classification. The amended guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning on or after December 15, 2010. In the period of adoption, entities must record a cumulative effect adjustment to the opening balance of retained earnings for that year, presented separately for all outstanding awards as of the beginning of the fiscal year in which the new guidance is initially applied. Early adoption is permitted. If an entity elects early application and the period of adoption is not the first reporting period in the entity’s fiscal year, the amended guidance must be applied through retrospective application from the beginning of the entity’s fiscal year. Management is currently assessing the impact of that adoption of this authoritative guidance will have, if any, on the Company's consolidated financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

3 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the Consolidated Statement of Operations.

At March 31, 2012, the Company had $80,898 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized. The unrecognized tax benefits as at March 31, 2011, that were subsequently realized in fiscal 2012, were $88,075. The unrecognized tax benefits as at March 31, 2010, that were subsequently realized in fiscal 2011, were $70,504.

The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended March 31, 2012.

26

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Unrecognized Tax Benefit
Balance at April 1, 2011	88,075
Foreign exchange effects	(3,694)
Settlement with taxing authorities in 2012	(84,381)
Addition based on tax position in 2012	80,898
Balance at March 31, 2012	80,898

4 – GAIN ON SETTLEMENT

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement was $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain, it will be recorded at the time funds are received. As of March 31, 2010, $171,400 has been received and the company determined that it will not receive the remainder of the settlement.

5 – INVESTMENTS

On October 21, 2009 ZIM Corporation made a $95,147 investment in Seregon Solutions Inc..

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM will not gain significant influence, nor control, over Seregon.

There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in Seregon. There was a $4,943 net gain due to foreign exchange.

On May 31, 2010 ZIM Corporation made a $10,290 investment in LW CPI through Investpro Securities.

The LW CPI program, through the listing of a series of capital pool companies on the TSX (Toronto Stock Exchange) is aiming to become the leading capital pool route to public capital market funding for burgeoning technology firms. There was a $281 net loss due to foreign exchange.

On June 29th, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment in CP4H.

On June 29, 2011 ZIM Corporation made a $187,367 investment in Connecting People For Health Cooperative Limited. The investment consisted of the purchase of 200 common shares. There was a $3,091 net gain due to foreign exchange.

6 – INTANGIBLE ASSETS

On October 27th, 2010 ZIM purchased all of the technology assets of Torch Technologies for the sum of $50,000 Canadian dollars ($51,451 United States dollars).

The Company has recorded the acquired technology assets as intangible assets on the consolidated balance sheet. This asset is being amortized over 60 months on a straight line basis. Amortization expense for fiscal 2012 was $10,885 and the net book value as at March 31, 2012, was $35,031. Amortization expense for fiscal 2011 was $4,251 and the net book value as at March 31, 2011, was $47,200. There was a $1,284 net loss due to foreign exchange.

7 - ACCOUNTS RECEIVABLE

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Trade accounts receivable	185,001	114,299	196,446
Unbilled trade accounts receivable	4,242	2,392	37,754
Allowance for doubtful accounts	-	(561)	(10,654)
Other	2,053	2,299	898
	191,296	118,429	224,444
27

ZIM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

8 - PROPERTY AND EQUIPMENT

March 31, 2012	Cost	Accumulated depreciation	Net book
	$	$	$

Computer equipment	1,025,297	1,012,772	12,524
Software	105,123	94,382	10,740
Office furniture and equipment	230,222	221,760	8,462
Voice communications equipment	25,167	23,023	2,144
Leasehold improvements	151,092	151,092	-
	1,536,900	1,503,029	33,871

March 31, 2011	Cost	Accumulated depreciation	Net book
	$	$	$

Computer equipment	1,024,046	1,004,538	19,508
Software	93,262	90,917	2,345
Office furniture and equipment	230,222	215,914	14,308
Voice communications equipment	25,167	22,448	2,719
Leasehold improvements	151,092	151,092	-
	1,523,789	1,484,909	38,880

Depreciation expense for the year ended March 31, 2012 was $14,986 ($37,943 for the year ended March 31, 2011, and $51,038 for the year ended March 31, 2010). These expenses are included in the cost of sales account and the selling, general, and administration account.

9 – LINE OF CREDIT

During fiscal 2012, a working capital line of credit was available at approximately $55,045 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. In addition, $500,450 (equivalent to $500,000 Canadian, the Company’s functional currency) was available from the Company’s CEO and principal shareholder as an unsecured revolving facility. Amounts drawn on either of these credit facilities bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $154,353 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. During fiscal years 2010, 2011 and 2012 the Company has not been in violation of these covenants.

As at March 31, 2010, March 31, 2011 and March 31, 2012 nothing was drawn down on these lines of credit. The lines of credit do not have defined expiration or renewal dates.

10 - ACCRUED LIABILITIES

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$

Employee related accruals	30,838	63,391	39,552
Withholding tax accrual	1,554	2,852	1,317
Trade	20,994	23,090	6,688
	53,386	89,333	47,557

11 - COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2012, March 31, 2011 or March 31, 2010 pursuant to the exercise of stock options by employees.

On June 24, 2009, the Company issued 10,000,000 unrestricted common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.0031 and a compensation expense of $31,007 was recognized.

On June 24, 2010, the Company issued 10,000,000 unrestricted common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the other members of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2012 no shares have been repurchased as part of this program.

28

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

12 - RELATED PARTY TRANSACTIONS

Except for the 5,000,000 shares of common stock, valued at $15,504, issued on June 24, 2009 (See Note 11), no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2010.

Except for the 5,000,000 shares of common stock, valued at $50,000 issued on June 24, 2010 (See Note 11) and for stock options issued through the year with a fair market value of $7,931 no remuneration has been recorded in these financial statements for the services of the Chief Executive Officer (CEO) for the fiscal year 2011. The CEO is also a director and the controlling shareholder.

13 - STOCK OPTIONS

During the year ended March 31, 2012, March 31, 2011 and March 31, 2010, the Company issued options to employees and non-employees, and as a result, additional paid in capital has been increased by $27,296, $71,513 and $81,177 respectively.

The increase in additional paid in capital is the value associated with the vesting of options, which is recorded as compensation expense in the statement of operations.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at March 31, 2012, 20,027,985 (March 31, 2011, 20,205,382 and March 31, 2010, 19,891,445) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 (March 31, 20011, 6,010,000 and March 31, 2010, 6,010,000) options were issued outside of ZIM’s Employee Stock Option Plan and are outstanding. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2012 vested on the day of the grant and have a three year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3.0 years.

The company recognized the following expense relating to stock options and grants:

	Year Ending March 31, 2012	Year Ending March 31, 2011	Year Ending March 31, 2010
	$	$	$
Options compensation expense for employees	3,339	26,428	72,302
Options compensation expense for consultants	23,957	45,085	8,875
Stock grant compensation expense for executive officers	-	100,000	31,007
Total expense	27,296	171,513	112,184

All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of March 31, 2012, March 31, 2011 or March 31, 2010.

A summary of the status of the stock options is as follows:

	March 31, 2012		March 31, 2011		March 31, 2010
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
		$		$		$
Options outstanding, beginning of year	26,215,382	0.009	25,901,445	0.015	27,393,073	0.034
Granted	5,373,595	0.009	10,311,528	0.012	10,891,822	0.009
Exercised	-		-	-	-	-
Expired	(5,550,992)	0.006	(9,997,591)	0.027	(12,383,450)	0.052
Options outstanding, end of year	26,037,985	0.010	26,215,382	0.009	25,901,445	0.015

 The following table represents a summary of the options outstanding as at March 31, 2012:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2012	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$
0.002-0.004	2,910,843	0.25	0.0024
0.004-0.008	-	-	-
0.008-0.012	20,083,793	1.48	0.0100
0.012-0.016	-	-	-
0.016-0.020	3,043,349	1.17	0.0181
	26,037,985	1.30	0.0101

The weighted average grant-date fair value of options granted in fiscal 2012, 2011, and 2010 were $0.0050, $0.0120, and $0.0088 respectively.

As at March 31, 2012 there were 3,320,844 options in the money with a total intrinsic value of $20,560.

29

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2012, 725,000 options were granted to employees. In the year ended March 31, 2011, 2,339,183 options were granted to employees. In fiscal 2010, 9,259,319 options were granted to employees.

During the year ended March 31, 2012, 4,648,595 options were granted to non-employees. In the year ended March 31, 2011, 7,972,345 options were granted to non-employees. In fiscal 2010, 1,632,503 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the year ended March 31, 2012, March 31, 2011 or March 31, 2010.

14 – INTEREST

	Year Ending March 31, 2012	Year Ending March 31, 2011	Year Ending March 31, 2010
	$	$	$

Interest income	132,720	112,496	40,871
Interest expense	(7,829)	(4,218)	(10,256)
Total	124,891	108,278	30,615

15 - INCOME TAXES

ASC 740 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian, Brazil and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S., four years in Canada and five years in Brazil.

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Tax Rate, comprised of a federal rate of 11.00% and a provincial rate of 4.50% (2011, a federal rate of 11.00% and provincial rate of 4.87% - 2010, a federal rate of 11.00% and provincial rate of 5.5%)	15.50%	15.87%	16.50%

Expected Canadian Income Tax (Recovery)	24,070	17,222	14,983
Change in valuation allowance	(137,219)	(91,831)	(196,532)
Losses expired during the year	—	—	113,410
Permanent differences	4,409	27,744	25,860
Effect of changes in rates	—	(67)	96,375
Difference between Canadian and foreign tax rates	22,994	29,982	(9,465)
Adjustments to deferred tax assets	137,219	91,898	(58,475)
Refundable tax credits	(345,249)	(327,760)	(200,118)
Other	(1,983)	(5,492)	—
	(295,759)	(258,304)	(213,962)

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before taxes, as follows:

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 15.50%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Income tax recoveries of $295,759, $258,304, and $213,962 for the years ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively, relate to refundable income tax credits for research and development in Canada, net of the tax expense on account of income in Brazil. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

30

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Temporary differences
Losses available for carry forward	570,416	649,631	720,932
Property and equipment - differences in net book value and unamortized capital cost	153,800	145,876	143,234
Intangible assets - differences in net book value and tax basis	275,902	288,571	269,077
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	1,085,670	1,139,930	1,086,422
Gross deferred tax asset	2,085,539	2,223,007	2,219,665
Valuation allowance	(2,085,539)	(2,223,007)	(2,219,665)
Net deferred tax asset	—	—	—

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$

2014	189,377
2015	1,641,020
2026	1,005,795
2027 and thereafter	653,395
3,489,587

As at March 31, 2012, the Company had accumulated unclaimed non-capital losses available of approximately $3,489,587 ($3,861,735 in 2011), ($3,326,074 in 2010). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2018	1,367
2019	7,368
2021	18,094
2022	354,540
2023	2,276
2034	2,851
Thereafter	8,304
394,800

16 - EARNINGS (LOSS) PER SHARE

For the purposes of the earnings (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options, the effect on the earnings per share for the year ended March 31, 2012, would be negligible.

The following securities are considered "in the money" and could potentially dilute the basic earnings per share in the future but have not been included in diluted earnings per share because their effect was negligible:

	March 31, 2012	March 31, 2011	March 31, 2010

Stock options	2,910,843	8,112,875	8,529,438

Total options outstanding at March 31, 2012, 2011 and 2010 were 26,037,985, 26,215,382, and 25,901,445 respectively.

17 - FINANCIAL RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,762,171 are comprised of $244,195 in cash and $1,517,976 in cash equivalents. The cash equivalents of $1,517,976 at March 31, 2012 (1,333,131 at March 31, 2011) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $100,993 ($100,901 CDN) – Payable on demand.

31

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,416,983 (R$2,580,555) – Payable on demand. Of these deposits R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	145,454	122,614
US dollars	44,127	59,464
Brazilian reals	2,819,710	2,548,542
British pounds	10,567	6,319
Euros	5,076	7,878

 Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	27,074	16,083
US dollars	102,726	81,397
Brazilian reals	94,057	4,089
British pounds	438	774
Euros	6,432	11,797

Accounts payable include the following amounts payable in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	19,629	13,423
US dollars	3,541	10,003
Brazilian reals	805	10,855
British pounds	100	309

Accrued liabilities include the following accruals in their source currency:

	March 31, 2012	March 31, 2011

Canadian dollars	26,457	76,727
US dollars	11,709	9,938
Brazilian reals	27,675	719

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies. Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2012	March 31, 2011

Canada	14%	7%
North America, excluding Canada	54%	30%
South America	27%	56%
Great Britain	0%	0%
Europe, excluding Great Britain	5%	7%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum rent expenses for facilities:

$
2013	55,407
2014	55,407
2015	55,407
2016	32,321
Total	198,542

32

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

For the year ended March 31, 2012, facilities expense was $132,927 ($123,546 for the year ended March 31, 2011 and $110,970 for the year ended March 31, 2010). The lease was renewed for 5 years on November 1, 2010.

OTHER

The Company is committed to pay an arm's length third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$	$
Interest paid	(7,829)	(4,218)	(10,256)
Income taxes paid	(49,693)	(96,539)	(26,514)
Income taxes received	357,477	270,886	260,433

20- SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments. Costs specific to a segment are charged directly to the segment. Company operating expenses are allocated to either of the segments based on gross revenues. Significant assets of the Company include working capital, an investment and property and equipment. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these product lines:

Year ended March 31, 2012	Mobile	Software	Total
	$	$	$
Revenue	179,184	1,679,356	1,858,540
Cost of revenue	45,214	113,166	158,380
Gross margin	133,970	1,566,190	1,700,160

Allocation of operating expenses	131,534	1,537,717	1,669,251
Allocation of interest income, net	(9,841)	(115,050)	(124,891)
Income tax benefit	(23,305)	(272,454)	(295,759)
	98,388	1,150,723	1,249,111

Net income	35,582	415,467	451,049

Year ended March 31, 2011	Mobile	Software	Total
	$	$	$
Revenue	280,339	1,729,432	2,009,771
Cost of revenue	71,902	189,535	261,437
Gross margin	208,437	1,539,897	1,748,334

Allocation of operating expenses	208,411	1,539,708	1,748,119
Allocation of interest income, net	(12,909)	(95,369)	(108,278)
Income tax benefit	(30,795)	(227,509)	(258,304)
	164,707	1,216,830	1,381,537

Net income	43,730	323,067	366,797

33

ZIM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN US DOLLARS)

Year ended March 31, 2010	Mobile	Software	Total
	$	$	$
Revenue	320,784	1,276,681	1,597,465
Cost of revenue	80,010	98,452	178,462
Gross margin	240,774	1,178,229	1,419,003

Allocation of operating expenses	259,651	1,270,605	1,530,256
Gain on disposition of assets	(43)	-	(43)
Other income	(171,400)	-	(171,400)
Allocation of interest income, net	(5,195)	(25,420)	(30,615)
Income tax benefit	(36,305)	(177,657)	(213,962)
	46,708	1,067,528	1,114,236

Net income	194,066	110,701	304,767

No customers generated over 10% of revenue for the years ended March 31, 2012 or 2011 and one customer generated over 10% of revenue for the year ended March 31, 2010.

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Mobile	256,289	343,035	367,001
Software	2,402,001	2,116,206	1,460,618
Total assets	2,658,290	2,459,241	1,827,619

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2012	March 31, 2011	March 31, 2010
	$	$	$
Long-lived assets
Canada	31,237	34,940	60,907
Brazil	2,634	3,940	4,937
Total long-lived assets	33,871	38,880	65,844

Total Revenue	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
	$	$

United States	203,625	390,064	360,795
United Kingdom	44,436	7,914	45,663
Europe	67,077	58,583	41,944
Brazil	1,074,938	1,320,805	917,036
Canada	373,631	169,168	209,578
Other	94,834	73,237	22,449
Total revenue	1,858,540	2,009,771	1,597,465

 Management evaluates each segment’s performance based upon revenues and gross margins achieved.

21 – SUBSEQUENT EVENTS

None.

34

DATE	SIGNATURE
August 17, 2012	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 17, 2012	/s/ John Chapman John Chapman, Chief Financial Officer